Exhibit 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES SPECIAL SHAREHOLDER MEETING

Melbourne, Australia, July 31, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”; NASDAQ: AAC; AACOW; AACOU) announced today that it will hold a special meeting of shareholders on August 13, 2012 to consider an amendment to the Company’s Articles of Association and related documents. Shareholders will be asked to approve the extension of AAC’s termination date to November 15, 2012 to ensure that AAC has sufficient time to close its recently announced transaction with Harbinger Capital Partners.

“In light of the timing and process of SEC staff review of the Schedule TO, including the Offer to Purchase, we believe that putting such an extension in place is a prudent and necessary step,” said Peter Ziegler, Chairman and Chief Executive Officer. Mr. Ziegler added, “We remain very excited by this opportunity and look forward to continuing to work with Harbinger Capital Partners towards closing this transaction as soon as practicable.”

The special meeting will be held at Level 9 Podium, 530 Collins Street, Melbourne VIC 3000 Australia at 8 a.m. Australia Eastern Standard Time on August 13, 2012.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company’s Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

AAC previously filed with the SEC a tender offer statement on Schedule TO, and Offer to Purchase and related documentation, dated July 17, 2012, relating to its tender offer for outstanding securities of AAC. Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s securities have been made pursuant to the Offer to Purchase dated July 17, 2012, the related form of Letter of Transmittal, and the related materials that AAC has filed with the SEC and provided to holders of its shares. The tender offer statement on Schedule TO filed with the SEC on July 17, 2012 contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been provided free of charge to all holders of AAC’s shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. Security holders of AAC are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the tender offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011 which was filed with the SEC, and are also contained in the Schedule TO, Offer to Purchase dated July 17, 2012 and other related documents, and other documents relating to the business combination.

Contacts:

Investor Inquiries
KCSA Strategic Communications
Todd Fromer / Rob Fink
212.896.1215 / 212.896.1206
rfink@kcsa.com

Media Inquiries
For Australia Acquisition Corp.
KCSA Strategic Communications
Lewis Goldberg
212.896.1216
lgoldberg@kcsa.com